Peter Seligson, P.C. To Call Writer Directly: +1 212 446 4756 peter.seligson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

April 29, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:  Confidential Submission of Draft Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Focus Impact BH3 NewCo, Inc.  (“NewCo”), a Delaware corporation, we hereby confidentially submit NewCo’s draft Registration Statement on Form S-4 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the ‘‘JOBS Act’’) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the ‘‘Commission’’).  NewCo is an “emerging growth company” within the meaning of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Focus Impact BH3 NewCo, Inc. Attention: Carl Stanton Chief Executive Officer 1345 Avenue of the Americas, 33rd Floor New York, NY 10105	Phone: (512) 575-3637 Email: cstanton@focus-impact.com

with a copy to:

Kirkland & Ellis LLP Attention: Peter Seligson, Esq. 601 Lexington Avenue New York, NY 10022	Phone: (212) 446-4756 Email: peter.seligson@kirkland.com

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April 29, 2024

Should you have any questions on this submission, please do not hesitate to contact me at (212) 446-4756.

Very truly yours,

KIRKLAND & ELLIS LLP

By:	/s/ Peter Seligson
Printed Name: Peter Seligson, P.C.